Exhibit 4.1

701 Highlander Blvd., Suite 520

Arlington, Texas 76015

November 7, 2008

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P.

UANT Ventures, L.L.P.

Attention: John M. House, M.D.

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

Re:     Loan Agreement

Ladies and Gentlemen:

This letter sets forth the Loan Agreement (this “Loan Agreement”) among UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P. (“UANT”), a Texas registered limited liability partnership, and UANT Ventures, L.L.P. (“UANT VENTURES”), a Texas registered limited liability partnership (collectively “Borrowers”); the Guarantors listed on Schedule 1 attached (collectively “Guarantors”); and COMPASS BANK (“Lender”), an Alabama state banking association, with respect to loans from Lender to Borrowers and obligations of Borrowers and Guarantors to Lender.

1. Loans. (a) Subject to the terms and conditions set forth in this Loan Agreement and the other agreements, instruments, and documents executed and delivered in connection herewith (collectively the “Loan Documents”), Lender agrees to make a revolving loan in the amount of $1,000,000.00 to UANT (the “Revolving Loan”) on the terms set forth in the Revolving Promissory Note attached as Exhibit A (the “Revolving Note”), for the purposes set forth below. Subject to the terms and conditions hereof, UANT may borrow, repay, and reborrow on a revolving basis from time to time during the period commencing on the date hereof and continuing through 11:00 a.m. (Arlington, Texas time) on November 7, 2009 (the “Termination Date”), such amounts as UANT may request under the Revolving Loan. Advances on the Revolving Loan may be used only for the following purposes: working capital and capital expenditures. All sums advanced under the Revolving Loan, together with all accrued but unpaid interest thereon, shall be due and payable in full on the Termination Date.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(b) Subject to the terms and conditions set forth in this Loan Agreement and the Loan Documents, Lender agrees to make a term loan to UANT in the amount of the lesser of (i) $3,476,000.00, or (ii) the aggregate amount of the outstanding indebtedness refinanced (the “First Term Loan”) on the terms set forth in the Term Promissory Note attached as Exhibit B (the “First Term Note”). UANT may request a single advance on the First Term Loan for the following purposes: (i) approximately $623,000.00 to refinance existing equipment debt from JPMorgan Chase Bank, N.A., (ii) approximately $1,458,000.00 to refinance existing revolving line of credit from JPMorgan Chase Bank, N.A., and (iii) approximately $1,395,000.00 to refinance two capital leases with JPMorgan Chase Bank, N.A.

(c) Subject to the terms and conditions set forth in this Loan Agreement and the Loan Documents, Lender agrees to make a term loan to UANT in the amount of the lesser of (i) $2,600,000.00, or (ii) the aggregate amount of the outstanding indebtedness refinanced (the “Second Term Loan”) on the terms set forth in the Term Promissory Note attached as Exhibit C (the “Second Term Note”). UANT may request a single advance on the Second Term Loan for the purpose of refinancing approximately $2,600,000.00 in existing debt from JPMorgan Chase Bank, N.A.

(d) Subject to the terms and conditions set forth in this Loan Agreement and the Loan Documents, Lender agrees to make a multiple advance loan to UANT in the aggregate amount of the lesser of (i) $5,000,000.00, or (ii) the aggregate cost of the equipment acquired (the “First Advance Loan”) on the terms set forth in the Advance Promissory Note attached as Exhibit D (the “First Advance Note”), for the purposes set forth below. Subject to the terms and conditions of this Loan Agreement, from time to time during the period commencing on the date hereof and continuing through 11:00 a.m. (Arlington, Texas time) on August 7, 2009 (the “Term Date”), UANT may request advances on the First Advance Note in accordance with Part 1 of the Approved Budget (as defined below), in an aggregate amount not to exceed $5,000,000.00, and in an amount on each advance not to exceed one hundred percent (100%) of the actual cost, as evidenced by invoices or purchase orders submitted with each request for advance. Advances on the First Advance Loan may be requested by UANT for the purpose of acquiring equipment, hardware, software, and other related equipment for Borrower’s new cancer care facility located at 801 West Interstate 20, Arlington, Texas 76017, as specified in Part 1 of the Approved Budget (the “Center”). The First Advance Loan is not a revolving loan, and UANT may not borrow, repay, and reborrow on a revolving basis. Commencing thirty (30) days after the Term Date, the balance of the First Advance Note shall be payable in equal monthly installments, plus accrued but unpaid interest thereon, in an amount sufficient to fully amortize the balance over the remaining five-year term of the First Advance Loan. As used herein, “Approved Budget” means the budget or cost itemization prepared by UANT, attached as Schedule 2, itemizing and specifying the anticipated soft costs to be paid using proceeds of the First Advance Note in Part 1 and the Second Advance Note in Part 2. The Approved Budget may not be materially modified without the approval of Borrower and the prior written consent of Lender.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(e) Subject to the terms and conditions set forth in this Loan Agreement and the Loan Documents, Lender agrees to make a multiple advance loan to UANT in the maximum aggregate amount of the of $5,000,000.00 (the “Second Advance Loan”) on the terms set forth in the Advance Promissory Note attached as Exhibit E (the “Second Advance Note”), for the purposes set forth below. Subject to the terms and conditions of this Loan Agreement, from time to time during the period commencing on the date hereof and continuing through 11:00 a.m. (Arlington, Texas time) on the Term Date, UANT may request advances on the Second Advance Note in accordance with Part 2 of the Approved Budget, in an aggregate amount not to exceed $5,000,000.00, and in an amount on each advance not to exceed one hundred percent (100%) of the actual cost, as evidenced by invoices or purchase orders submitted with each request for advance. Advances on the Second Advance Loan may be requested by UANT for the purpose of funding soft costs specified in Part 2 of the Approved Budget to be utilized at the Center. The Second Advance Loan is not a revolving loan, and UANT may not borrow, repay, and reborrow on a revolving basis. Commencing thirty (30) days after the Term Date, the balance of the Second Advance Note shall be payable in equal monthly installments, plus accrued but unpaid interest thereon, in an amount sufficient to fully amortize the balance over the remaining four-year term of the Second Advance Loan.

(f) Subject to the terms and conditions set forth in this Loan Agreement and the Loan Documents, Lender agrees to make a term loan to UANT Ventures in the amount of the lesser of (i) $3,260,000.00, or (ii) the aggregate amount of the outstanding indebtedness refinanced (the “Third Term Loan”) on the terms set forth in the Term Promissory Note attached as Exhibit F (the “Third Term Note”). UANT Ventures may request a single advance on the Third Term Loan for the purpose of refinancing approximately $3,260,000.00 in existing term debt from JPMorgan Chase Bank, N.A.

(g) At the request of Borrowers, Lender may from time to time issue one or more letters of credit for the account of Borrowers, or either of them, or any affiliates (the “Letters of Credit”). Borrower’s availability on the Revolving Loan will be reduced by the face amount of all unexpired Letters of Credit. Any fundings under any Letters of Credit will be treated as an advance on the Revolving Loan and will be secured by the Security Documents (as defined below). At no time may the aggregate face amount of all outstanding Letters of Credit exceed $1,000,000.00. All Letters of Credit shall be for a term of up to one year and shall expire not later than the Termination Date. Borrowers will sign and deliver Lender’s customary forms for the issuance of Letters of Credit. Borrowers agree to pay to Lender a Letter of Credit fee equal to one percent (1.0%) per annum, calculated on the aggregated stated amount of each Letter of Credit for the stated duration thereof (computed on the basis of actual days elapsed as if each year consisted of 360 days), due upon issuance. Any renewal or extension of a Letter of Credit will be treated as a new issuance for the purpose of the Letter of Credit fees.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(h) Borrowers have paid to Lender a commitment fee on the Loans in the amount of $5,000.00, which shall be applied by Lender at closing in partial payment of Lender’s legal fees and expenses. All fees are non-refundable and earned by Lender upon execution of this Loan Agreement.

(i) The Revolving Loan, the First Term Loan, the Second Term Loan, the Third Term Loan, the First Advance Loan, the Second Advance Loan, all other loans now or hereafter made by Lender to Borrowers, or either of them, and any renewals or extensions of or substitutions for those loans, will be referred to collectively as the “Loans.” The Revolving Note, the First Term Note, the Second Term Note, the Third Term Note, the First Advance Note, the Second Advance Note, all other promissory notes now or hereafter payable by Borrowers, or either of them, to Lender, and any renewals or extensions of or substitutions for those notes, will be referred to collectively as the “Notes.”

2. Collateral. (a) Payment of the Notes will be secured by the first liens and first security interests created or described in the following (the “Security Documents”): (i) Security Agreements (collectively the “Security Agreements”) of even date, executed by Borrowers, respectively, in favor of Lender, and covering all assets of Borrowers (collectively the “Collateral”); and (ii) all other security documents now or hereafter executed in connection with this Loan Agreement. If requested by Lender, Borrowers will execute in favor of Lender security agreements, financing statements, assignments, or amendments, in Proper Form (as defined below), necessary or desirable to evidence or perfect the liens and security interests of Lender in the Collateral. Borrowers further agree to deliver Landlord’s Waivers in Proper Form, as reasonably requested by Lender from time to time, signed by the landlords of any real property leased by Borrowers upon which the Collateral is now or hereafter located.

(b) Payment of the Notes owed by each of the Borrowers will be guaranteed by the other Borrower pursuant to Guaranties of even date herewith, executed by Borrowers, respectively, in favor of Lender; and payment of the Notes will also be contingently guaranteed by each of the Guarantors pursuant to Guaranties of even date herewith, executed by each of the Guarantors in favor of Lender. The Guaranties now or hereafter signed by Borrowers and Guarantors, and all replacements for those Guaranties, as amended, shall be collectively called the “Guaranties.” The liability of the Guarantors under the Guaranties shall only be triggered if there is an Event of Default (as defined below), which is not cured on or before the end of any notice, cure, or grace period required under this Loan Agreement. Once triggered, the liability of each of the Guarantors shall be limited to the amounts stated in Schedule 1, and the Guaranties shall remain valid and subsisting, even if the Event of Default is later cured, until otherwise

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

agreed in writing by Lender. So long as there is no existing Event of Default, Lender will consider Borrower’s written request to release one or more of the Guarantors, who have transferred their ownership interest in Borrower, so long as (1) Borrower proposes a replacement guarantor reasonably acceptable to Lender, and that replacement guarantor signs and delivers a limited guaranty in Proper Form, or (2) Borrower proposes the increase of the liability limits of one or more of the Guarantors to replace the released Guarantors, and the affected Guarantors sign and deliver an amendment in Proper Form evidencing such increase. Any release of a Guarantor, replacement of a Guarantor, or increase of the Guarantors’ liability limits is subject to appropriate credit approval by Lender.

(c) Unless a security interest would be prohibited by law or would render a nontaxable account taxable, Borrowers grant to Lender a contractual possessory security interest in, and hereby assigns and transfers to Lender all Borrowers’ rights in any deposits or accounts now or hereafter maintained with Lender (whether checking, savings, or any other account), excluding, however, accounts maintained by Borrowers, or either of them, at Lender for the purpose of revenue distribution to third parties entitled to those revenues and any other accounts held by Borrowers for the benefit of a third party. Borrowers authorize Lender, to the extent permitted by applicable law, to charge or setoff any sums owing on the Loans against any and all such deposits and accounts; provided, however, that Lender shall not exercise any setoff under this Subsection (c) unless there is an existing Event of Default; and Lender shall be entitled to exercise the rights of offset and banker’s lien against all such accounts and other property or assets of Borrowers with or in the possession of Lender to the extent of the full amount of the Loans.

3. Swap Liabilities. [Reserved.]

4. Conditions Precedent. (a) The obligation of Lender to make the initial advance on the Loans is subject to Borrowers’ satisfaction, in Lender’s sole discretion of the following conditions precedent:

(1) Lender’s receipt and satisfactory review by Lender of the 2007 fiscal year-end financial statements of Borrowers, including a balance sheet, an income statement, and a cash flow statement, prepared in conformity with income tax basis accounting principles in effect on the date such statement was prepared, consistently applied (“Accounting Principles”).

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(2) the negotiation, execution, and delivery of Loan Documents in Proper Form, including, but not limited to, the following:

(a)	this Loan Agreement;

(b)	the Notes;

(c)	the Security Agreements;

(d)	the Guaranties; and

(e)	Borrowing Resolutions.

(3) satisfactory evidence that Lender holds perfected liens and security interests in all collateral for the Loans, subject to no other liens or security interests.

(4) there shall not have occurred a material adverse change in the business, assets, liabilities (actual and contingent), operations, or condition (financial or otherwise) of Borrowers or in the facts and information regarding such entities as represented to date, from that reflected in Borrowers’ financial statements for the year ending December 31, 2007, as provided to Lender.

(5) there being no order or injunction or other pending or threatened litigation in which there is a reasonable possibility, in Lender’s judgment, of a decision which could materially adversely affect the ability of Borrowers to perform under the Loan Documents.

(6) Lender’s receipt and review, with results satisfactory to Lender, of information regarding litigation, tax, accounting, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, and contingent liabilities of Borrowers.

(7) Lender’s receipt of satisfactory evidence that Borrowers have no outstanding indebtedness other than the Permitted Indebtedness (as defined below).

(8) Borrowers’ establishment of operating accounts with Lender.

(9) Lender’s receipt of a Landlords Waiver in Proper Form from USMD Hospital at Arlington, L.P. and all other landlords required by Lender.

(10) Assignments or terminations of the UCC filings from Borrowers in favor of JPMorgan Chase Bank, N.A.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(11) Borrowers shall deliver a legal opinion in Proper Form, from Borrowers’ counsel, regarding Borrowers’ authority to enter into the Loan Documents, and other matters reasonably required by Lender.

(b) Lender will not be obligated to make the Loans or any subsequent advance on the Loans, if, prior to the time that a loan or advance is made, (i) there has been any material adverse change in the value of the Collateral or in Borrowers’ financial condition, since the most-recent financial statements furnished to Lender, (ii) any representation or warranty made by Borrowers in this Loan Agreement or the other Loan Documents is untrue or incorrect in any material respect as of the date of the advance or loan, (iii) Lender has not received all Loan Documents appropriately executed by Borrower, Guarantors, and all other proper parties, (iv) Lender has requested that Borrowers execute additional loan or security documents required under this Loan Agreement, and those documents have not yet been properly executed, delivered, and recorded, (v) Borrowers are not in compliance with all reporting requirements, or (vi) an Event of Default (as defined below) has occurred and is continuing.

5. Representations and Warranties. Borrowers hereby represent and warrant to Lender as follows:

(a) The execution, delivery, and performance of this Loan Agreement, the Notes, the Security Agreements, and all of the other Loan Documents by Borrowers have been duly authorized by Borrowers’ partners, and this Loan Agreement, the Notes, the Security Agreements, and all of the other Loan Documents constitute legal, valid, and binding obligations of Borrowers, enforceable in accordance with their respective terms;

(b) The execution, delivery, and performance of this Loan Agreement, the Notes, the Security Agreements, and the other Loan Documents, and the consummation of the transaction contemplated, do not require the consent, approval, or authorization of any third party (which have not been obtained) and do not and will not conflict with, result in a violation of, or constitute a default under (i) any provision of Borrowers’ partnership agreements or any other agreement or instrument binding upon Borrowers, or (ii) any law, governmental regulation, court decree, or order applicable to Borrowers;

(c) Each financial statement of Borrowers, now or hereafter supplied to Lender, was (or will be) prepared in accordance with Accounting Principles, in Proper Form, and truly discloses and fairly presents Borrowers’ financial condition as of the date of each such statement, and there has been no material adverse change in such financial condition subsequent to the date of the most recent financial statement supplied to Lender;

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(d) There are no actions, suits, or proceedings pending or, to the best of our knowledge, threatened against or affecting Borrowers, or either of them, the Center, any Guarantors, or the Collateral, before any court or governmental department, commission, or board, which, if determined adversely, would have a material adverse effect on the Center or the Collateral or the operations or financial condition of Borrowers, or either of them, or any Guarantors;

(e) Borrowers have filed all federal, state, and local tax reports and returns required by any law or regulation to be filed and have either duly paid all taxes, duties, and charges indicated due on the basis of such returns and reports, or made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected;

(f) Borrowers are in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time (“ERISA”); Borrowers have not violated any provision of any “defined benefit plan” (as defined in ERISA) maintained or contributed to by Borrowers (each a “Plan”); no “Reportable Event” as defined in ERISA has occurred and is continuing with respect to any Plan initiated by Borrowers, unless the reporting requirements have been waived by the Pension Benefit Guaranty Corporation; and Borrowers have met their minimum funding requirements under ERISA with respect to each Plan; and

(g) Guarantors are the only partners of Borrowers and are authorized on behalf of Borrowers to incur the indebtedness represented by the Notes, borrow from Lender under the Loans, and execute this Loan Agreement, the Notes, the Security Documents, and all related Loan Documents.

6. Covenants. Until the Loans and all other obligations and liabilities of Borrowers under this Loan Agreement, the Notes, the Security Agreements, and the other Loan Documents are fully paid and satisfied, Borrowers shall, unless Lender otherwise consents in writing:

(a)(i) maintain their existence in good standing in the state of their formation, maintain their authority to do business in all other states in which they are required to qualify, and maintain full legal capacity to perform all their obligations under this Loan Agreement and the Loan Documents, (ii) continue to operate their business as presently conducted, (iii) not permit a change in their ownership affecting more than twenty percent (20%) of the current ownership structure, or any material change in their control or management, (iv) not permit their dissolution, liquidation, or other termination of existence or forfeiture of right to do business, and (v) not form any subsidiary or permit a merger or consolidation (unless a Borrower is the surviving entity).

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(b) Manage the Center and the Collateral in an orderly and efficient manner consistent with good business practices, and perform and comply with all statutes, rules, regulations, and ordinances imposed by any governmental unit upon the Collateral or Borrowers and their operations including, without limitation, compliance with all applicable laws relating to the environment.

(c) Maintain insurance as customary in the industry, including but not limited to, casualty insurance for not less than the value of the Collateral, comprehensive property damage and commercial general liability, professional liability, and other insurance, including worker’s compensation (if necessary to comply with law), naming Lender as an additional insured or a loss payee, and containing provisions prohibiting their cancellation without prior written notice to Lender, and provide Lender with evidence of the continual coverage of those policies prior to the lapse of any policy.

(d) Not sell, assign, transfer, or otherwise dispose of all or any interest in Collateral having an aggregate value more than $150,000.00; and not sell, lease, assign, transfer, or otherwise dispose of (whether in one transaction or as a series of related transactions) all, or substantially all, of Borrowers’ assets.

(e) Promptly inform Lender of (i) any and all material adverse changes in Borrowers’ financial condition, (ii) all litigation and claims which could materially affect the financial condition of Borrowers or the Collateral, (iii) any change in name, identity, or structure of Borrowers, and (iv) any material uninsured or partially insured loss of any of Collateral having an aggregate value more than $150,000.00, through fire, theft, liability, or property damage.

(f) Maintain Borrowers’ books and records in accordance with Accounting Principles, and permit Lender after reasonable notice (unless there is an existing Event of Default) to examine, audit, and make and take away copies or reproductions of Borrowers’ books and records, reasonably required by Lender, at all reasonable times; and permit such persons as Lender may designate at reasonable times to visit, inspect, and appraise the Collateral and examine all records with respect to the Collateral, and pay for the reasonable cost of such examinations, audits, and inspections required by Lender.

(g) Pay and discharge when due all indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies, and liens, of every kind and nature, imposed upon Borrowers or the Collateral, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon the Collateral, income, or profits, and pay all trade payables and other current liabilities incurred in the ordinary course of business within ninety (90) days of their due date; provided, however, Borrowers will not be required to pay and discharge any such assessment, tax, charge, levy, lien, or claim so long as (i) the legality of the same shall be contested in good faith by appropriate judicial, administrative, or other legal proceedings, and (ii) Borrowers have established adequate reserves with respect to such contested assessment, tax, charge, levy, lien, or claim in accordance with Accounting Principles and appropriately disclosed in the notes to the financial statements.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(h) Not directly or indirectly create, incur, assume, or permit to exist any indebtedness (including guaranties), secured or unsecured, absolute or contingent, except for the following (the “Permitted Indebtedness”): (i) any indebtedness to Lender, (ii) any trade payables, taxes, and current liabilities incurred in the ordinary course of business, (iii) the existing indebtedness disclosed in Schedule 3 attached, and (iv) additional indebtedness not to exceed $500,000.00.

(i) Not mortgage, assign, hypothecate, pledge, or encumber, and not create, incur, or assume any lien or security interest on or in, the Collateral or any of Borrowers’ property or assets, except (i) those in favor of Lender, (ii) those existing and disclosed to Lender in writing, (iii) liens for taxes not delinquent or being contested in good faith, (iv) mechanic’s and materialman’s liens with respect to obligations not overdue or being contested in good faith, (v) liens resulting from deposits to secure the payments of workers’ compensation or social security, (vi) purchase money security interests or construction liens that attach solely to the asset acquired or constructed, that secure indebtedness in an amount less than the cost and the fair market value of the asset acquired or constructed, and that are in an aggregate amount not to exceed $500,000.00, and (vii) pledge of ownership of UANT Ventures in USMD Hospital at Fort Worth, L.P.

(j) Borrowers may not make any draws or distributions to their partners, or any profit sharing or retirement plan, except (1) Borrowers may distribute to their partners an amount equal annually to their tax liability incurred as a result of their ownership of Borrowers, and (2) so long as there is not a default under this Loan Agreement or any other Loan Documents, and no Event of Default will be caused by the draw or distribution, Borrowers may make additional distributions or contributions to profit-sharing plans or retirement plans and to their partners.

(k) Except as contemplated in (j) above, not make any loans, advances, or distributions in an aggregate amount more than $150,000.00, to any party, including without limitation, officers, directors, partners, joint venturers, members, managers, relatives, and affiliates, or any profit sharing or retirement plan.

(l) Not purchase, acquire, redeem, or retire any partnership units or other ownership interest in Borrowers; and not permit any transaction or contract with any affiliates or related parties, except at arms length and on market terms.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(m) Maintain their primary depository accounts and principal banking relationship at Lender.

(n) INDEMNIFY LENDER AGAINST ALL LOSSES, LIABILITIES, WITHHOLDING AND OTHER TAXES, CLAIMS, DAMAGES, OR EXPENSES RELATING TO THE LOANS, THE LOAN DOCUMENTS, OR BORROWERS’ USE OF THE LOAN PROCEEDS, INCLUDING BUT NOT LIMITED TO ATTORNEYS AND OTHER PROFESSIONAL FEES AND SETTLEMENT COSTS, BUT EXCLUDING, HOWEVER, THOSE CAUSED SOLELY BY OR RESULTING SOLELY FROM ANY GROSS NEGLIGENCE OR WILLFUL MISCONDUCT BY LENDER; AND THIS INDEMNITY SHALL SURVIVE THE TERMINATION OF THIS LOAN AGREEMENT.

(o) Comply in all material respects with all applicable provisions of ERISA, not violate any provision of any Plan, meet their minimum funding requirements under ERISA with respect to each Plan, and notify Lender in writing of the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Plan.

(p) Limit all investments to (i) direct investments in the Center, Borrower’s other cancer treatment centers, and medical equipment, (ii) new investments in healthcare related joint ventures, limited partnerships, limited liability partnerships, or limited liability companies in an aggregate amount not to exceed $500,000.00, (iii) the existing investments described in Schedule 4 attached, (iv) deposits, money-market accounts, and certificates of deposit maintained with Lender, (v) readily-marketable direct obligations of the United States of America, (vi) fully-insured time deposits and certificates of deposit with maturities of one (1) year or less of any other commercial bank operating in the United States having capital and surplus in excess of $400,000,000, or (vii) commercial paper of a domestic issuer if at the time of purchase such paper is rated in one of the two highest ratings categories of Standard and Poor’s Corporation or Moody’s Investors Service.

(q) Execute and deliver, or cause to be executed and delivered, any and all other agreements, instruments, or documents which Lender may reasonably request in order to give effect to the transactions contemplated under this Loan Agreement and the Loan Documents, and to grant, perfect, and maintain liens and security interests on or in the Collateral, and promptly cure any defects in the execution and delivery of any Loan Documents.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

7. Financial Covenants. Until the Loans and all other obligations and liabilities of Borrowers under this Loan Agreement, the Notes, the Security Agreements, and the other Loan Documents are fully paid and satisfied, Borrowers shall, unless Lender otherwise consents in writing, maintain the following financial covenants to be calculated on a consolidated basis:

(a) Maintain at the end of each fiscal quarter, commencing with fiscal quarter ending December 31, 2008, a First Fixed Charge Coverage Ratio greater than or equal to 1.3 to 1.0. “First Fixed Charge Coverage Ratio” is defined as the ratio of (i) the sum of Borrowers’ consolidated net income for the prior four quarters on a rolling basis, plus interest expense on the Loans for the same period, plus depreciation, amortization, and other non-cash charges for the same period, plus rent and lease expense for the same period, minus non-financed capital expenditures for the same period, divided by (ii) the sum of current maturities of long term debt for the same period, plus interest expense on the Loans for the same period, plus rent or lease expense for the same period.

(b) Maintain at the end of each fiscal quarter, commencing with fiscal quarter ending December 31, 2008, a Second Fixed Charge Coverage Ratio greater than or equal to 1.0 to 1.0. “Second Fixed Charge Coverage Ratio” is defined as the ratio of (i) the sum of Borrower’s net income for the prior four quarters on a rolling basis, plus interest expense on the Loans for the same period, plus depreciation, amortization, and other non-cash charges for the same period, plus rent and lease expense for the same period, minus non-financed capital expenditures for the same period, minus the aggregate amount of all draws and distributions to Guarantors and Borrower’s partners for the same period, plus $250,000.00, divided by (ii) the sum of current maturities of long term debt for the same period, plus interest expense on the Loans for the same period, plus rent or lease expense for the same period.

(c) UANT shall maintain a Tangible Net Worth of not less than $5,000,000.00, as of the end of each fiscal quarter, provided, however, that so long as the Tangible Net Worth never drops below $4,500,000.00, UANT shall have thirty (30) days to cure a breach of this financial covenant as of any quarter end before Lender can declare an Event of Default due to this breach. “Tangible Net Worth” is defined as equity, minus goodwill, minus intangible assets, minus the aggregate amount of all loans and advances by UANT to Guarantors and UANT’s other partners or employees.

(d) Borrowers shall not make cash capital expenditures in excess of $1,000,000.00 in the aggregate per fiscal year, without the prior written consent of Lender, which shall not be unreasonably withheld.

Unless otherwise specified, all accounting and financial terms and covenants set forth above are to be determined according to Accounting Principles.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

8. Reporting Requirements. Until the Loans and all other obligations and liabilities of Borrowers under this Loan Agreement, the Notes, the Security Agreements, and the other Loan Documents are fully paid and satisfied, Borrowers shall, unless Lender otherwise consents in writing, furnish to Lender in Proper Form:

(a) As soon as available, and on or before October 15 of each year, commencing October 15, 2008, annual financial statements for UANT, consisting of at least a balance sheet, an income statement, a statement of cash flows, and a statement of changes in owners’ equity, including footnotes thereto, and with contingent liabilities described in the footnotes, audited by an independent certified public accountant acceptable to Lender and certified by an authorized officer of UANT (i) as being true and correct in all material aspects to the best of his knowledge, (ii) as fairly reporting the financial condition of UANT as of the close of the fiscal year and the results of its operations for the year, and (iii) as having been prepared in accordance with Accounting Principles;

(b) As soon as available, and on or before October 15 of each year, commencing October 15, 2008, annual financial statements for UANT Ventures, consisting of at least a balance sheet, an income statement, a statement of cash flows, and a statement of changes in owners’ equity, including footnotes thereto, and with contingent liabilities described in the footnotes, reviewed by an independent certified public accountant acceptable to Lender and certified by an authorized officer of UANT Ventures (i) as being true and correct in all material aspects to the best of his knowledge, (ii) as fairly reporting the financial condition of UANT Ventures as of the close of the fiscal year and the results of its operations for the year, and (iii) as having been prepared in accordance with Accounting Principles;

(c) As soon as available, and within thirty-five (35) of the end of each fiscal quarter, unaudited quarterly financial statements for each of the Borrowers, consisting of at least a balance sheet and an income statement, for the quarter and for the period from the beginning of the fiscal year to the close of the quarter, certified by an authorized officer of Borrowers (i) as being true and correct in all material aspects to the best of his knowledge, (ii) as fairly reporting the financial condition of Borrowers as of the close of the fiscal quarter and the results of their operations for the quarter, and (iii) as having been prepared in accordance with Accounting Principles, subject to normal year-end adjustments and the absence of footnotes;

(d) On or before September 15 of each year, copies of Borrowers’ federal income tax returns, with all schedules and exhibits;

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(e) With the quarterly financial statements required above, a quarterly compliance certificate in the form of Exhibit G attached, signed by an authorized officer of Borrowers and certifying compliance with the financial covenants and other matters in this Loan Agreement;

(f) With the quarterly financial statements required above, an aging of accounts receivable and accounts payable for Borrowers;

(g) On or before December 31 of each year, commencing December 31, 2008, and at any other time within thirty (30) days of Lender’s request, a listing of the current partners of Borrowers;

(h) Within sixty (60) days of Lender’s written request, financial statements with respect to Borrowers’ investment in any subsidiaries or other entities;

(i) Within sixty (60) days of Lender’s written request, annual personal financial statements for each of the Guarantors, consisting of at least a balance sheet, a statement of cash flow, and a statement of contingent liabilities, and being certified as being true and correct in all material aspects to the best of his or her knowledge;

(j) Within sixty (60) days of Lender’s written request to be exercised no more than once each year, copies of federal income tax returns, with all schedules and exhibits, for each of the Guarantors;

(k) Within seven (7) days after Borrowers learn of any pending or threatened litigation, a written report of any such occurrence which could have a material negative impact upon Borrowers, the Collateral, or Borrowers’ financial condition or which asserts damages or claims in an amount in excess of $100,000;

(l) As soon as possible and in any event within five (5) days after the discovery of any Event of Default, or any event which, with the giving of notice or lapse of time or both, would constitute an Event of Default, the written statement of the Managing Partner, President, or the Chief Financial Officer of Borrowers setting forth the details of such Event of Default and the action which Borrowers propose to take with respect thereto; and

(m) Such other information respecting the condition and the operations, financial or otherwise, of Borrowers, Guarantors, and the Collateral as Lender may from time to time reasonably request.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

9. Events of Default. (a) The occurrence at any time of any of the following events or the existence of any of the following conditions shall be called an “Event of Default”:

(1) Failure to make punctual payment when due of any sums owing on any of the Notes or any of the other secured indebtedness (as described in the Security Agreements) or any other amounts owed by Borrowers to Lender; or

(2) Failure of any of the Obligated Parties (as defined below) to properly perform any of the obligations, covenants, or agreements, contained in this Loan Agreement or any of the other Loan Documents; or any material representation or warranty made by Borrowers proves to have been false, misleading, or erroneous; or

(3) Levy, execution, attachment, sequestration, or other writ against any real or personal property, representing the security for the Loans, which is not discharged within fifteen (15) days of the issuance or filing; or

(4) Any “Event of Default” under the Notes or any of the other Loan Documents and the expiration of the notice and cure period required by Section 10(b) below, the Events of Default defined in the Notes and Loan Documents being cumulative to those contained in this Loan Agreement; or

(5) The transfer, whether voluntarily or by operation of law, of all or any portion of the Collateral, without obtaining Lender’s partial release, or except as specifically permitted by this Loan Agreement; or

(6) The failure of any of the Obligated Parties to pay any money judgment in excess of $100,000.00, against that party before the expiration of thirty (30) days after the judgment becomes final, or the failure of any of the Obligated Parties to obtain dismissal within sixty (60) days of any involuntary proceeding filed against that party under any Debtor Relief Laws (as defined below); or

(7) Either Borrowers’ liquidation, termination of existence, merger or consolidation with another (unless a Borrower is the surviving entity), forfeiture of right to do business, or appointment of a trustee or receiver for any part of their property or the filing of an action seeking to appoint a trustee or receiver; or

(8) A filing by any of the Obligated Parties of a voluntary petition in bankruptcy, or taking advantage of any Debtor Relief Laws; or an answer admitting the material allegations of a petition filed against any of the Obligated Parties, under any Debtor Relief Laws; or an admission by any of the Obligated Parties in writing of an inability to pay its or their debts as they become due; or the calling of any meeting of creditors of any of the Obligated Parties for the purpose of considering an arrangement or composition; or

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(9) Any of the Obligated Parties revokes or disputes the validity of or liability under any of the Loan Documents, including any guaranty or security document.

Provided, however, that with respect to any Event of Default caused solely by the actions of any of the Guarantors, Lender will consider Borrowers’ written request to cure the Event of Default by (1) a replacement guarantor reasonably acceptable to Lender signing and delivering a guaranty in Proper Form in lieu of the obligation of the defaulting Guarantor, or (2) one or more Guarantors signing and delivering an amendment to their Guaranties in Proper Form to increase the liability limits of those Guarantors to replace the defaulting Guarantor. Any replacement of a Guarantor or increase of any Guarantors’ liability limit is subject to appropriate credit approval by Lender.

(b) The term “Obligated Parties” means Borrowers, or either of them, Guarantors, or any of them, any other party liable, in whole or in part, for the payment of any of the Notes, whether as maker, endorser, guarantor, surety, or otherwise, and any party executing any deed of trust, mortgage, security agreement, pledge agreement, assignment, or other contract of any kind executed as security in connection with or pertaining to the Notes or the Loans. The term “Debtor Relief Laws” means any applicable liquidation, conservatorship, receivership, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar laws affecting the rights or remedies of creditors generally, as in effect from time to time.

10. Remedies. (a) Upon the occurrence of any one or more of the foregoing Events of Default and the expiration of any notice, cure, or grace period required by subsection (b) below, the entire unpaid principal balances of the Notes, together with all accrued but unpaid interest thereon, and all other indebtedness then owing by Borrowers to Lender, shall, at the option of Lender, become immediately due and payable without further presentation, demand for payment, notice of intent to accelerate, notice of acceleration or dishonor, protest or notice of protest of any kind, all of which are expressly waived by Borrowers. Any and all rights and remedies of Lender pursuant to this Loan Agreement or any of the other Loan Documents may be exercised by Lender, at its option, upon the occurrence of an Event of Default and the expiration of any notice, cure, or grace period required by subsection (b) below. All remedies of Lender may be exercised singularly, concurrently, or consecutively, without waiver or election.

(b) Upon any Event of Default (other than a payment default on the Notes), Lender shall provide Borrowers with written notice of the default and Borrowers shall have thirty (30) days after notice in order to cure the default prior to acceleration of the Notes and exercise of any remedies; except Borrowers shall have no cure period for any voluntary filing by

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

Borrowers under any Debtor Relief Laws, for any liquidation or termination of existence of Borrowers, or for any Event of Default, including any breach of a negative covenant, that is not capable of cure during that period, and provided that Lender is not obligated to provide written notice of any default which Borrowers report to Lender, but Borrowers shall have the benefit of any applicable grace or cure period required herein.

(c) All rights of Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of Lender under any and all other agreements between Borrowers and Lender (including, but not limited to, the other Loan Documents), and not in substitution or diminution of any rights now or hereafter held by Lender under the terms of any other agreement.

11. Waiver and Amendment. Neither the failure nor any delay on the part of Lender to exercise any right, power, or privilege herein or under any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. No waiver of any provision in this Loan Agreement or in any of the other Loan Documents and no departure by Borrowers therefrom shall be effective unless the same shall be in writing and signed by Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to this Loan Agreement or to any of the other Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

12. Savings Clause. Regardless of any provision contained in this Loan Agreement, the Notes, or any of the Loan Documents, it is the express intent of the parties that at no time shall Borrowers or any of the Obligated Parties pay interest in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest on any of the Notes, any amount in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious). In the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balances of the Notes, and, if the principal balances of the Notes are paid in full, any remaining excess shall forthwith be paid to Borrowers. In determining whether the interest paid or payable exceeds the Maximum Rate (or any other interest amount which might in any way be deemed usurious), Borrowers and Lender shall, to the maximum extent permitted under applicable law: (i) characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest; (ii) exclude voluntary prepayments and the effect thereof; and (iii) amortize, pro rate, or spread the total amount of interest throughout the entire contemplated term of the Notes so that the interest rate is uniform throughout the term. The term “Maximum Rate” means the maximum interest rate which may be lawfully charged under applicable law.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

13. Notices. Any notice or other communications provided for in this Loan Agreement shall be in writing and shall be given to the party at the address shown below:

Lender:	COMPASS BANK
Attn: Carl Cravens, Arlington Market President
701 Highlander Blvd., Suite 520
Arlington, Texas 76015
Fax Number (817) 375-3535

With a copy

to counsel

for Lender:	Paul D. Bradford
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 3600
Fort Worth, Texas 76102-5341
Fax Number (817) 332-6121

Borrowers:	UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P.
UANT Ventures, L.L.P.
Attention: John M. House, M.D.
612 East Lamar Blvd., Suite 700
Arlington, Texas 76011
Fax Number (817) 472-7619

Any such notice or other communication shall be deemed to have been given on the day it is personally delivered or, if mailed, on the third day after it is deposited in an official receptacle for the United States mail, or, if faxed, on the date it is received by the party. Any party may change its address for the purposes of this Loan Agreement by giving notice of such change in accordance with this paragraph.

14. Miscellaneous. (a) This Loan Agreement shall be binding upon and inure to the benefit of Lender, Borrowers, and their respective heirs, personal representatives, successors, and assigns; provided, however, that Borrowers may not, without the prior written consent of Lender, assign any rights, powers, duties, or obligations under this Loan Agreement or any of the other Loan Documents.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(b) THIS LOAN AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA AND SHALL BE PERFORMED IN TARRANT COUNTY, TEXAS. BORROWERS AND LENDER IRREVOCABLY AGREE THAT VENUE FOR ANY ACTION OR CLAIM RELATED TO THIS LOAN AGREEMENT, THE NOTES, THE LOANS, OR THE COLLATERAL SHALL BE IN COURT IN TARRANT COUNTY, TEXAS.

(c) If any provision of this Loan Agreement or any other Loan Documents is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of this Loan Agreement or any of the other Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance.

(d) All covenants, agreements, undertakings, representations, and warranties made in this Loan Agreement and the other Loan Documents shall survive any closing hereunder.

(e) All documents delivered by Borrowers or Guarantors to Lender must be in Proper Form. The term “Proper Form” means in form, substance, and detail satisfactory to Lender in its sole discretion.

(f) Without limiting the effect of any provision of any Loan Document which provides for the payment of expenses and attorneys fees upon the occurrence of certain events, Borrowers shall pay all costs and expenses (including, without limitation, the reasonable attorneys fees of Lender’s inside or independent legal counsel) in connection with (i) the preparation of this Loan Agreement and the other Loan Documents, and any and all extensions, renewals, amendments, supplements, extensions, or modifications thereof, (ii) any action reasonably required in the course of administration of the Loans, (iii) resolution of any disputes with Borrowers or Guarantors related to the Loans or this Loan Agreement, and (iv) any action in the enforcement of Lender’s rights upon the occurrence of an Event of Default.

(g) If there is a conflict between the terms of this Loan Agreement and the terms of any of the other Loan Documents, the terms of this Loan Agreement will control.

(h) This Loan Agreement may be separately executed in any number of counterparts, each of which will be an original, but all of which, taken together, shall be deemed to constitute one agreement.

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

(i) Lender shall have the right, with the consent of Borrowers (unless an Event of Default has occurred and is continuing, in which case no consent is needed), which will not be unreasonably withheld, (i) to assign the Loans or commitment and be released from liability thereunder, and (ii) to transfer or sell participations in the Loans or commitment with the transferability of voting rights limited to principal, rate, fees, and term.

(j) This Loan Agreement may be executed in counterparts, and Lender is authorized to attach the signature pages from the counterparts to copies for Lender and Borrowers. At Lender’s option, this Loan Agreement and the Loan Documents may also be executed by Borrowers in remote locations with signature pages faxed to Lender. Borrowers agree that the faxed signatures are binding upon Borrowers, and Borrowers further agree to promptly deliver the original signatures for the Loan Agreement and all Loan Documents by overnight mail or expedited delivery.

15. Notice of Final Agreement. (a) In connection with the Loans, Borrowers and Lender have executed and delivered this Loan Agreement and the Loan Documents (collectively the “Written Loan Agreement”).

(b) It is the intention of Borrowers and Lender that this paragraph be incorporated by reference into each of the Loan Documents. Borrowers and Lender each warrant and represent that their entire agreement with respect to the Loans is contained within the Written Loan Agreement, and that no agreements or promises have been made by, or exist by or among, Borrowers and Lender that are not reflected in the Written Loan Agreement.

(c) THE WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.

If the foregoing correctly sets forth our agreement, please so acknowledge by signing and returning the additional copy of this Loan Agreement enclosed to me.

Yours very truly,

COMPASS BANK

By:
Carl Cravens,
Arlington Market President

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P., et al

November 7, 2008

Accepted and agreed to
this day of November, 2008:

BORROWERS:

UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P.

By:
John M. House, M.D.,
Authorized Partner

UANT Ventures, L.L.P.

By:
John M. House, M.D.,
Authorized Partner

Exhibits and Schedules

Exhibit A - Revolving Note

Exhibit B - First Term Note

Exhibit C - Second Term Note

Exhibit D - First Advance Note

Exhibit E - Second Advance Note

Exhibit F - Third Term Note

Exhibit G - Compliance Certificate

Schedule 1 - Guarantors

Schedule 2 - Approved Budget

Schedule 3 - Existing Indebtedness

Schedule 4 - Existing Investments

Schedule 1 to Loan Agreement

Guarantors and Limits

GUARANTORS:

	Ownership	Liability Amount*
Aaron M. Amos MD	2.15%	$215,000
Addison E. Thurman MD	2.48%	$248,000
Ali R. Shirvani MD	2.48%	$248,000
Andrew Craig Sambell MD	1.82%	$182,000
Barney T. Maddox MD	2.48%	$248,000
Christopher M. Pace MD	2.15%	$215,000
David L. Shepherd MD	2.15%	$215,000
David Steven Ellis MD	2.48%	$248,000
Delbert C. Rudy MD	2.48%	$248,000
Diane C. West MD	2.48%	$248,000
Edward Paul Kaplan MD MD	2.48%	$248,000
Frank H. Moore III MD	2.48%	$248,000
Gordon Stewart Brody MD	2.48%	$248,000
Harrison Mitchell Abrahams MD	1.82%	$182,000
Howard Patterson Hezmall MD, FACS	2.48%	$248,000
Ira N. Hollander MD	2.48%	$248,000
James C. Vestal MD	2.48%	$248,000
James Daniel Johnson MD	2.48%	$248,000
James G. Saalfield MD	2.48%	$248,000
Jeff L. Pugach MD	2.15%	$215,000
Jeffrey Charles Applewhite MD	2.48%	$248,000
John M. House MD	2.48%	$248,000
John W. Jaderlund MD	2.48%	$248,000
Justin T. Lee MD	2.15%	$215,000
Keith A. Waguespack MD	1.49%	$149,000
Kenneth I. Licker MD	2.48%	$248,000
Kevin D. Diamond MD	1.82%	$182,000
Kirk J. Pinto MD	2.48%	$248,000
Lawrence J. Alter MD	2.48%	$248,000
Marie-Blanche N. Tchetgen MD	2.48%	$248,000
Mark A. McCurdy MD	2.48%	$248,000
Mark A. Norris MD	2.48%	$248,000
Michael B. Gruber MD	2.48%	$248,000
Michael Patrick Collini MD	2.48%	$248,000
Patrick R. Frey MD, FACS	2.48%	$248,000
Paul C. Chan MD	2.48%	$248,000

Richard R. Scriven MD	2.48%	$248,000
Robert A. Dowling MD	2.48%	$248,000
Scott A. Thurman MD	1.49%	$149,000
Thomas C. Truelson MD	2.48%	$248,000
Vernon Gary Price MD	2.48%	$248,000
Wade L. Lowry MD	2.48%	$248,000
Weber W. Chuang MD	1.49%	$149,000

*	LIMITS:

The liability of the Guarantors under the Guaranties shall only be triggered if there is an Event of Default, which is not cured on or before the end of any notice, cure, or grace period required under this Loan Agreement. Once triggered, the liability of each of the Guarantors shall be limited to the Liability Amount stated above, plus all attorneys fees and collection costs for enforcement of the Guaranty against the respective Guarantor; and the Guaranties shall remain valid and subsisting, even if the Event of Default is later cured, until otherwise agreed in writing by Lender.

Schedule 2 to Loan Agreement

Approved Budget

Part 1. First Advance Loan

IMRT	$4,135,150
HDR	$243,563
Misc Physics Equipment	$81,188
Office furniture/Waiting room chairs / Artwork	$178,613
CT Laser positioning system	$23,815
Chiller and Compressor (included in LINAC)	$54,125
Telecommunications - Computers	$64,950
Telecommunications - Phone	$21,650
Misc. Medical Equipment (Group III - Moveable)	$91,471
Security/Access Control	$22,733
Credit card machine	$2,165
Conference Romm AV	$2,706
Contingency Hard	$77,872

Total Hard Cost Note	$5,000,000

Schedule 2 to Loan Agreement

Approved Budget

Part 2. Second Advance Loan

Shell Construction	$1,688,440
Re-Locate hospital Water Line	$108,250
Tenant Improvement (net of TI Allowance)	$1,556,094
TI Allowance	($589,600)
Modular Vault(s)	$1,028,375
Modular Vault(s) - High Energy Door(s)	$86,600
Equipment Relocation	$5,413
Exterior Signage	$10,825
Interior Signage	$16,238
Film/Patient Information Shelving	$5,413
Communications Infrastructure / Telephone and Data Cabling	$43,300
Survey, Geotechnical	$9,600
Soils, Material and Construction Inspection and Testing	$15,900
Utility Extensions, CFA’s, and Impact Fees	$48,000
Architecture and Engineering Fees	$343,000
Reimbursable Expenses	$20,000
Local Plan Review and Permitting	$40,000
Business Supplies	$1,000
Misc. Supplies	$7,500
First month’s rent	$24,167
Promotional/Patient Education Materials	$5,000
Salaries before opening (RT Position)	$9,167
Employee Health Benefit payments	$5,000
Recruitment/Signing bonuses	$10,000
Liability/Property Insurance Payments	$2,000
Lease Origination Fees-Bank Fees	$2,000
Legal Fees	$25,000
Cancer Center Artwork	$18,251
Kitchen/Dietary Equipment	$3,248
Landscape Repair to grounds	$5,000
Permit Expediting Service	$1,500
Working Capital	$400,000
Contingency	$45,321

Total Soft Cost Note	$5,000,000

Schedule 3 to Loan Agreement

Existing Indebtedness